Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation, Organization or Formation

LiveVox, Inc.	Delaware

Engage Holdings, LLC	Ohio

SpeechIQ	Ohio

LiveVox Colombia SAS	Colombia

LiveVox Solutions Private Limited	India